As filed with the Securities and Exchange Commission on November 1, 2005

Registration No. 333-126830

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1

TO

FORM S-2

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

TIME AMERICA, INC.

(Exact name of registrant as specified in its charter)

Nevada	13-3465289
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

8840 East Chaparral Road, Suite 100, Scottsdale, Arizona 85250

(480) 296-0400

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Copies to:

Gregory R. Hall, Esq.
Thomas S. Bednarik	Squire, Sanders & Dempsey L.L.P.
Time America, Inc.	Two Renaissance Square
8840 East Chaparral Road, Suite 100	40 North Central Avenue, Suite 2700
Scottsdale, Arizona 85250	Phoenix, Arizona 85004-4498
(480) 296-0400	(602) 528-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

 THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION

INCORPORATION OF DOCUMENTS BY REFERENCE

FORWARD-LOOKING STATEMENTS

SUMMARY

RISK FACTORS

USE OF PROCEEDS

DESCRIPTION OF SECURITIES

PLAN OF DISTRIBUTION

SELLING SHAREHOLDERS

DIVIDEND POLICY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COMPANY OVERVIEW

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

SELECTED AND SUMMARY CONSOLIDATED FINANCIAL DATA

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

LEGAL MATTERS

EXPERTS

INFORMATION WITH RESPECT TO THE REGISTRANT

i

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED NOVEMBER 1, 2005

Prospectus

TIME AMERICA, INC.

3,160,066 Shares of

Common Stock

This prospectus relates to the resale of up to 3,160,066 shares of our common stock, of which up to 2,500,000 are issuable upon the conversion of a Secured Convertible Minimum Borrowing Note dated June 23, 2005, 519,441 shares are issuable upon the exercise of related warrants, and up to 140,625 shares are issuable in connection with certain related fees.  The 2,500,000 shares underlying the Secured Convertible Minimum Borrowing Note include 1,538,461 shares at the initial $0.65 fixed conversion price, plus additional shares in the event of any price adjustments.

We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders, but if the warrants are exercised in whole or in part, we will receive payment for the exercise price.

Our common stock is traded on the NASDAQ Over-the-Counter Bulletin Board under the symbol TMAM.OB.  On October 14, 2005, the closing sale price of our common stock was $0.60 per share.

The price you pay for shares of common stock sold by the selling shareholders named in this prospectus will be determined at the time of such sale, as set forth under the heading “Plan of Distribution.”

Investing in our common stock involves a high degree of risk. See Risk Factors on page 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is November      , 2005.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC’S public reference facilities at 100 F Street NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

Copies of publicly available documents that we have filed with the SEC can also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment by you in the common stock. Information contained in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the following documents that we previously filed with the SEC pursuant to the Securities Exchange Act of 1934:

•                                          our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2005;

•                                          our Current Report on Form 8-K filed with the SEC on August 5, 2005.

If you would like a copy of any of these documents, at no cost, please write or call us at:

Time America, Inc.

8840 East Chaparral Road, Suite 100

Scottsdale, Arizona 85250

Telephone: (480) 296-0400

Additional information about us is available at our web site located at http://www.timeamerica.com.  Information contained in our web site is not a part of this prospectus.

You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

We have not authorized any person to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus, including the summary, contains “forward-looking statements” concerning Time America, Inc. and its operations, performance, financial condition and likelihood of success.

You can identify these statements by use of terms such as “expect,” “believe,” “goal,” “plan,” “intend,” “estimate,” “may,” and “will” or similar words. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in the “Risk Factors” section and other parts of this prospectus that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

These forward looking statements include statements regarding the belief or current expectation of management and are based on management’s current understanding of the markets and industries in which we operate. That understanding could change or could prove to be inconsistent with actual developments. Our actual results could differ materially from the results discussed in this prospectus, including those anticipated in or implied by any forward-looking statements. Factors that could cause or contribute to such differences include those previously described, as well as those discussed elsewhere in this prospectus.

SUMMARY

This summary highlights information contained in other parts of this prospectus. Because this is a summary, it may not contain all of the information you should consider before investing in our common stock. You should carefully read this entire prospectus, including the factors described under Risk Factors at page 6 of this prospectus.

TIME AMERICA, INC.

Overview of Our Business

Time America, Inc. was organized in 1988 as a Nevada corporation under the name Richard Barrie Fragrances, Inc. Since our formation we have undergone a number of changes to our corporate name and to the nature of the business we conduct. We entered the time and attendance industry in 1999 when we acquired the outstanding capital stock of Vitrix Incorporated, a privately held Arizona corporation formed in 1996, which became our only operating subsidiary. In 2001, we acquired Time America, Inc. through the merger of that entity into our subsidiary Vitrix Incorporated. In 2003, we changed our name from Vitrix, Inc. to Time America, Inc. to capitalize on the then 13-year history and name recognition of Time America in the time and attendance industry.

We develop, manufacture and market a line of time and labor management software and hardware products which are designed to improve productivity by automating time and attendance, workforce scheduling and management of labor resources. Our product solutions are designed for use by a broad range of businesses, from small single location companies with only a few employees to enterprise level companies with multiple sites and thousands of employees.

Our products are internally developed, proprietary software applications that maintain and automate the process of collecting timesheet information, provide interfaces to popular payroll software solutions and enable users to generate a variety of reports that aid in the tracking and analyzing of how employees utilize their work time. Our product solutions use a variety of technologies, including products that are delivered through a 100% Web-based application service provider model, as well as client/server and PC-based applications. Our current products consist of NETtime, HourTrack, Genesis SQL and Pro, and the TA50 and TA100 product lines.

We market our products to companies in the U.S. and abroad through our direct sales and support organization and through Business Alliance and Reseller Program. Our direct sales and reseller sales efforts accounted for approximately 45% and 55%, respectively, of our total revenues for the nine-month period ended March 31, 2005.

Market Opportunity

We believe the market for time and labor management software and hardware products is large and growing.  Our belief is based on market data on associated markets, such as payroll, which show that these markets are growing.  We believe there is a correlation between these markets and the time and labor management market.  This belief is further supported by the numerous competitors in the time and attendance space.  There are currently no definitive figures on the market size of the time and attendance market.

Growth Strategy

We have a long history of providing high quality time and labor management products to our targeted markets.  Our goal is to maintain and strengthen our market position. We intend to pursue the following growth strategies to attain this goal:

•                                          Expand Direct Sales Organization. We have recently added a Vice-President of Direct Sales and plan to add additional direct sales personnel to bolster our direct sales efforts.

•                                          Leveraged Distribution. We plan to continue to sign strategic partners to enable us to do rapid and wide-scale private label distribution of our products.

•                                          Introduction of New Technologies. We intend to continue to introduce and expand into new technologies that will differentiate us from our competitors by making our products more scalable, easily customized and adding new features.  In July 2005, we introduced our internally developed proprietary hardware device designed to support multiple modes of employee data identification, including biometrics.

•                                          Expand Reseller Sales Organization. To better service our growing reseller base, we have added an additional Regional Account Representative to cover our newly created North Central territory.  In addition, we have added a pre-sales support person to help resellers with product demonstrations, qualifications, and to address all other channel sales needs, as necessary.  This position will also have responsibility for developing remote dealer workshops and sales training courses.

Recent Developments

Overview.  On June 23, 2005, we entered into agreements with Laurus Master Funds, Ltd, a Cayman Islands corporation, or “Laurus”, pursuant to which we issued convertible debt and a warrant to purchase common stock to Laurus in a private offering pursuant to exemption from registration under Section 4(2) of the Securities Act of 1933. The securities issued to Laurus include the following:

•                  A Secured Convertible Minimum Borrowing Note with a principal amount of $1,000,000, convertible into our common stock at an initial fixed conversion price of $0.65 per share.  This amount was fully funded to the Company on June 23, 2005;

•                  A Secured Revolving Note with a principal amount not to exceed $1,500,000.  As of the date of this prospectus, there are no amounts outstanding on this note; and

•                  A common stock purchase warrant, exercisable for a period of seven years, to purchase 210,000 shares of common stock, at exercise prices of $0.72 per share for the first 150,000 shares, $0.75 per share for the next 30,000 shares, and $0.78 per share for any additional shares.

We are permitted to borrow an amount based upon our eligible accounts receivable, as defined in the agreements with Laurus, not to exceed an aggregate of $1,500,000.  As of the date of this prospectus, the maximum amount we would be able to borrow under this facility based on eligible accounts receivable is $625,000, which amount was less the amount Laurus agreed to fund on the closing.  Our obligations under the notes are secured by substantially all of our assets and the assets of our wholly-owned subsidiary, Time America, Inc., an Arizona corporation.  The notes mature on June 23, 2008.  Annual interest on the notes accrues at the “prime rate” published in The Wall Street Journal from time to time.  Interest on the notes is payable monthly in arrears on the first business day of each month, commencing on July 1, 2005.

The principal amount of the secured convertible minimum borrowing note, together with accrued interest thereon, is payable on June 23, 2008.  The secured convertible minimum borrowing note may be redeemed by us in cash by paying the holder 115% of the principal amount, plus accrued interest.  The holder of the term note may require us to convert all or a portion of the term note, together with interest and fees thereon, into fully paid shares of our common stock at any time.  The number of shares issuable upon conversion of the note is equal the total amount of debt to be converted, divided by the initial fixed conversion price of $0.65.

If, prior to the repayment or conversion in full of the principal amount of the secured convertible minimum borrowing notes, we issued shares of common stock at a per share price below the fixed conversion price, the fixed conversion price of the notes will be reduced accordingly. The conversion price of the secured convertible minimum borrowing notes may also be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution.

In the event of default, 125% of the outstanding principal amount of the note plus accrued but unpaid interest is due.  Laurus has contractually agreed to restrict its ability to convert each secured convertible minimum borrowing note if it would exceed the difference between the number of shares of common stock beneficially owned by the holder or issuable upon exercise of the warrant held by such holder and 4.99% of the outstanding shares of our common stock.

We are obligated to file a registration statement registering the resale of shares of the common stock issuable upon conversion of the secured convertible minimum borrowing notes and exercise of the warrants.  If the registration statement is not filed by July 23, 2005, and declared effective within 90 days thereafter, or if the registration is suspended other than as permitted in the registration rights agreement between us and Laurus, we are obligated to pay Laurus certain fees.

We paid a fee at closing to Laurus Capital Management LLC, the manager of Laurus Master Funds, Ltd., equal to 3.60% of the total maximum funds to be borrowed under the Company’s agreements with Laurus.

 Our principal executive offices are located at 8840 East Chaparral Road, Scottsdale, Arizona 85250.  Our telephone number is (480) 296-0400.

RISK FACTORS

An investment in our common stock involves a significant degree of risk and you should not invest in our common stock unless you can afford to lose some or even all of your investment. You should consider these risk factors together with all the other information included in this prospectus before you decide to purchase shares of our common stock.

WE HAVE A HISTORY OF OPERATING LOSSES AND MAY NEVER GENERATE SUSTAINED OPERATING INCOME FROM THE SALE OF OUR TIME AND ATTENDANCE PRODUCTS.

 As of June 30, 2005, we had an accumulated deficit of $9,994,280. In addition, we have reported net income in only one fiscal quarter over the past six fiscal years ended June 30, 2005.  No assurance can be made that we will ever be able to generate sustained operating income from the sale of our time and attendance products.

We believe that our future profitability and success will depend in large part on our ability to generate revenue from the sale of our products. Our profitability and success will depend on:

•                                          our ability to generate sufficient sales volume.

•                                          our ability to maintain existing reseller relationships and our ability to enter into new relationships.

WE WILL REQUIRE ADDITIONAL FUNDS IN ORDER TO GROW OUR BUSINESS, WHICH MAY NOT BE AVAILABLE TO US WHEN WE NEED THEM OR, IF AVAILABLE, ON TERMS THAT ARE ACCEPTABLE TO US.

 The growth of our business could require us to expend funds in excess of the cash generated by our operations.  As of June 30, 2005, we had working capital of $851,916, as compared to $2,020,628 at June 30, 2004.  Our current liquidity needs are being met out of cash flow from operations and borrowings under our two existing credit facilities.  We believe our current cash reserves, cash generated from operations, and our borrowing capacity under our two credit facilities will be sufficient to fund our cash requirements over the next 12 months.  However, we may need to raise additional funds in the future in order to fund more rapid expansion; to develop new and enhanced products; to increase customer support or technical staff; to respond to competitive pressures; and to acquire complimentary businesses, technologies, or services. We cannot predict the timing and amount of any such capital requirements at this time. If we raise additional funds through the issuance of equity or convertible securities, existing shareholders may experience additional dilution and such securities may have rights, preferences, or privileges senior to those of the rights of our common shareholders. There can be no assurance that we will be able to obtain additional financing on acceptable terms, or at all. If adequate funds are not available on acceptable terms, we may not be able to fund expansion, promote our products, take advantage of acquisition opportunities, develop or enhance products and services, or respond to competitive pressures.

We may wish to acquire complementary businesses, products, services, or technologies in the future. We may not be able to identify suitable acquisition candidates or make acquisitions on commercially acceptable terms. We may have difficulty integrating an acquired company’s personnel, operations, products, services, or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses, and adversely affect our business.

WE FACE INTENSE COMPETITION FROM MAJOR DOMESTIC AND EMERGING SOFTWARE COMPANIES, AND THIS COMPETITION COULD NEGATIVELY AFFECT OUR BUSINESS AND OUR REVENUE.

 The market for software solutions is constantly evolving and extremely competitive.  We expect competition to intensify in the future.  We compete with major domestic companies.  Emerging companies also may increase their participation in the market for software applications such as the applications we offer.  Some of our current and potential competitors have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than we have, and we may be unable to compete effectively against them. As a result, they may be able to provide their products at lower costs or to customers unavailable to us.

IF WE FAIL TO ENHANCE OUR PRODUCTS OR DEVELOP AND INTRODUCE NEW PRODUCTS ON A TIMELY BASIS, WE MAY NOT BE ABLE TO ADDRESS THE NEEDS OF OUR CUSTOMERS, OUR TECHNOLOGY MAY BECOME OBSOLETE AND OUR RESULTS OF OPERATIONS MAY BE HARMED.

Our success depends in part upon our ability to enhance our existing products and services and to develop new products and services on a timely and cost-effective basis. We cannot provide assurance that we will be able to successfully identify new opportunities and develop and bring to market new products and services in a timely and cost-effective manner. In addition, we cannot provide assurance that our products and services will not become obsolete, noncompetitive, or that they will sustain market acceptance.

We may not be able to adapt to rapidly changing technologies or we may incur significant costs in doing so. The software industry is characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing customer demands. New turn-key business solution products and services based on new technologies or new industry standards could render our existing products and services obsolete and unmarketable. To be successful, we must adapt to our rapidly evolving market by continually enhancing our products and services and introducing new products and services to address our users’ changing and increasingly sophisticated requirements. We may use new technologies ineffectively or we may fail to adapt our products and infrastructure to meet customer requirements, competitive pressures, or emerging industry standards. We could incur substantial costs if we need to modify our services or infrastructure. Our business could be materially and adversely affected if we incur significant costs to adapt, or cannot adapt, to these changes.

AN ADVERSE CHANGE IN OUR RELATIONSHIPS WITH AFFILIATES, RESELLERS AND LICENSEES COULD INCREASE OUR EXPENSES AND HURT OUR RELATIONSHIPS WITH OUR CUSTOMERS.

Our success depends on forming relationships with affiliates, resellers and licensees. The success of our business model depends upon a constant revenue stream generated by a high number of end-users. Our business model contemplates attracting end-users by forming relationships with affiliates, resellers, and licensees that market our products and services. We believe that it will be less costly and more efficient for us to attract end-users through indirect distribution channels than to attempt to attract the end-users directly. Consequently, we must establish and maintain relationships with resellers and licensees. We may not be able to attract additional affiliates, resellers, or licensees on acceptable terms, or at all.  If we fail to establish and maintain relationships with affiliates, resellers, and licensees on a cost-effective basis, our business could be adversely affected through higher costs or the resulting potential inability to service our customers.

THE CURRENT CAPITALIZATION COULD DELAY, DEFER, OR PREVENT A CHANGE OF CONTROL.

We are authorized to issue up to 50,000,000 shares of common stock and up to 10,000,000 shares of preferred stock, in one or more series, and to determine the price, rights, preferences and privileges of the shares of each such series without any further vote or action by the shareholders. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring, or preventing a change of control of the Company.

THE LIMITED TRADING VOLUME OF OUR COMMON STOCK, HISTORICAL PRICE VOLATILITY, NUMBER OF SHARES REGISTERED FOR RESALE, AND THE PRICE AT WHICH THE SELLING SHAREHOLDERS MAY SELL SHARES OF COMMON STOCK PURSUANT TO THIS PROSPECTUS, MAY CAUSE DOWNWARD PRESSURE ON THE PRICE OF OUR COMMON STOCK AND NEGATIVELY IMPACT AN INVESTOR’S ABILITY TO SELL SHARES OF OUR COMMON STOCK IN THE FUTURE.

The price at which the selling shareholders will sell the shares of common stock described in this prospectus may vary from time to time and will be determined at the time of such sale. The negotiated selling price may represent a discount from our trading price. Any level of discount from the current market price, together with any of the following factors, may cause downward pressure on the price of our common stock and negatively impact your ability to sell your shares of common stock when you desire to do so:

•                                          We are registering for resale an aggregate of 3,160,066 shares of common stock to be sold by the selling shareholders named in this prospectus. The ability to freely trade these shares may create downward pressure on the price of our common stock.

•                                          The trading price of our common stock has been volatile over the past 11 fiscal quarters and may continue to be volatile in the future. During the three fiscal years ended June 30, 2005, 2004, and 2003 and the quarter ended September 30, 2005, our stock price has ranged from a high of $1.50 per share and a low of $0.15 per share.

•                                          The average daily trading volume of our common stock over the three-month period ended September 30, 2005 is approximately 22,000 shares.  Any material increase in trading volume resulting from the sale of the shares that are the subject of this prospectus or otherwise could cause downward pressure on the trading price of our common stock.

The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss due to potential illiquidity and the possibility that our common stock may suffer greater declines.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by the selling shareholders. We may receive proceeds from the exercise of warrants entitling the selling shareholders to purchase an aggregate of 519,441 shares of our common stock. If all warrants held by the selling shareholders are exercised, we will receive an aggregate of $416,400.  We expect to use any proceeds we receive from the exercise of the warrants for general corporate purposes, including, but not limited to, working capital, capital expenditures and repaying or refinancing of our obligations.

DESCRIPTION OF SECURITIES

Common Stock

The Company’s Certificate of Incorporation authorizes the issuance of 50,000,000 shares of common stock, $.005 par value per share, and 10,000,000 shares of preferred stock, par value $.01 per share.

The holder of common stock is entitled to receive dividends when and as declared by the board of directors of the company out of funds legally available therefor, provided that if any shares of common stock are at the time outstanding, the payment of dividends on common stock and other distributions (including purchases of common stock) may be subject to the declaration and payment of full cumulative dividends, and the absence of arrearages in any mandatory sinking funds, on outstanding shares of common stock.

The holder of common stock is entitled to one vote for each share on all matters voted on by stockholders, including election of directors. The holder of common stock does not have any conversion, redemption or preemptive rights. In the event of the dissolution, liquidation or winding up of the company, holders of common stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of the Company’s indebtedness, and the aggregate liquidation preference of any preferred stock then outstanding.

All outstanding shares of common stock are, and the shares offered hereby, upon issuance, will be, fully paid and non-assessable.

Certain provisions of the Company’s Certificate of Incorporation and Bylaws may be considered as having an anti-takeover effect. Such provisions empower the board of directors of the Company to fix the rights and preferences of and to issue shares of preferred stock. In addition, certain provisions of law may have the effect of protecting the Company against undesired takeover attempts. Specifically, under Nevada law, in certain instances, significant holders (as specified) of the Company’s voting stock may not, without approval of a specified vote of the other stockholders, or approval of the Company’s board of directors (or the independent members thereof) prior to becoming a significant holder, acquire additional interests in the Company’s assets or capital stock.

The transfer agent for the common stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

Pursuant to agreements with Oberon in connection with our financing transactions with Laurus, we are registering 450,066 shares of common stock to be resold by Oberon, a selling shareholder listed in this prospectus, which represent shares issuable to Oberon as follows:

•                                          Up to 140,625 shares issuable in payment of certain fees due by us to Oberon;

•                                          136,364 shares issuable pursuant to a common stock purchase warrant, issued March 22, 2004, exercisable for a period of three years, at an exercise price of $1.10 per share; and

•                                          173,077 shares issuable pursuant to a common stock purchase warrant, issued June 23, 2005, exercisable for a period of three years, at an exercise price of $0.65 per share.

See the disclosure under the caption “Oberon Securities” for a complete description of our agreements with Oberon.

The Laurus Master Fund, Ltd. Financing

Pursuant to financing arrangements entered into with Laurus in June 2005, as described below, we are registering 2,710,000 shares of common stock to be resold by Laurus, a selling shareholder listed in this prospectus, to which we issued convertible notes and a warrant to purchase shares of our comment stock.  The convertible notes and the warrant were issued in a private offering pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

Overview.  On June 23, 2005, we entered into a financing transaction with Laurus Master Fund, Ltd., providing for a three-year, $1.5 million revolving credit facility.  Borrowings under this facility are secured by substantially all of our assets and the assets of our subsidiary and may be used for working capital purposes.  Revolving loans are evidenced by a secured revolving note and a series of secured convertible minimum borrowing notes.  The principal amount of the initial secured convertible minimum borrowing note was $1,000,000, the proceeds of which were advanced to us on June 23, 2005.  Amounts outstanding under the notes will either be paid in cash at their June 23, 2008 maturity date or, at Laurus’ option, converted into shares of the Company’s common stock from time to time, provided there is an effective registration statement on file with the Securities and Exchange Commission covering the resale of such shares.  The two notes are described more fully below under the subheading entitled Security Agreement and Notes.  We also issued a seven-year warrant to Laurus, which gives them the right to purchase an aggregate of 210,000 shares of our common stock, at exercise prices of $0.72 per share for the first 150,000 shares, $0.75 per share for the next 30,000 shares, and $0.78 per share for any additional shares.  The warrant exercise price is subject to anti-dilution protection adjustments.

The following paragraphs summarize the material terms of the agreements governing the financing transactions with Laurus.  The description below is qualified in its entirety by reference to the agreements entered into in connection with the financing which are included as exhibits to this registration statement.

Security Agreement and Notes.  Borrowings under the financing provided by Laurus are governed by the terms of a Security Agreement, the two notes described below and a Registration Rights Agreement.  Under the terms of the Security Agreement, on the closing date of the Laurus transactions we executed the following two promissory notes in favor of Laurus:

•                  A secured revolving note in the original principal amount of $1,500,000.  No amounts were borrowed on the closing date under this note and no amounts were outstanding under the note as of the date of this prospectus.

•                  A secured convertible minimum borrowing note in the original amount of $1,000,000, which amount was fully advanced to us on the closing date.

From time to time during the 3-year term of this credit facility, we agreed to execute additional secured convertible minimum borrowing notes in accordance with the following terms:  Whenever during the term of the credit facility the outstanding balance under the secured convertible minimum borrowing note is less than $1,000,000, such amount being referred to as the transferable amount, to the extent the outstanding balance under the secured revolving note equals or exceeds $500,000, that portion of the balance of the secured revolving note that exceeds $500,000, but does not exceed the transferable amount, will be segregated from the outstanding balance under the secured revolving note and allocated to and aggregated with the then existing balance of the next unissued serialized secured convertible minimum borrowing note.  The next unissued serialized secured convertible minimum borrowing note will remain in book entry until our borrowings under such note equals $1,000,000, at which time a new secured convertible minimum borrowing note in the principal amount of $1,000,000 is required to be issued.  Upon issuance of a new secured convertible minimum borrowing note we will be required to file a registration statement with the Securities and Exchange Commission to register the resale of the shares of common stock issuable upon conversion of the notes.

Under the terms of the Security Agreement, we have granted to Laurus a right of first refusal to provide any additional convertible indebtedness proposed to be incurred by us, provided Laurus is willing to provide such financing on terms no less favorable than the terms proposed by any third party.

Principal Borrowing Terms and Prepayment.  Borrowings under the Security Agreement are advanced pursuant to a formula consisting of 90% of the net face amount of eligible accounts receivable, defined primarily as receivables that are less than 120 days old, less any reserves required by Laurus, not to exceed $1,500,000.  Laurus may unilaterally increase or decrease such advance rates if, in Laurus’ good faith discretion, there has been a significant change in our assets, liabilities, financial condition, properties, operations, prospects or eligible accounts.  Annual interest on the outstanding borrowings accrues at the prime rate published in the Wall Street Journal from time to time.  The interest rate charged, however, is subject to be decrease by 2% for every 25% increase in the market price of the Company’s common stock above the fixed conversion price, down to a minimum interest charge of 0.0%.  If we fail to timely register the shares of common stock underlying the conversion of each secured convertible minimum borrowing note and each warrant, and the market price of our common stock for the five trading days immediately preceding a determination date exceeds the applicable fixed conversion price by at least 25%, the interest rate charged for the succeeding calendar month is subject to decrease by 1% for each 25% increase in the market price of our common stock above the then applicable fixed conversion price, subject to a minimum interest charge cap of 0%.  The Company will additionally be charged a fee equal to 2% of the unused portion of the facility.  We may redeem the secured convertible minimum borrowing at any time prior to its maturity by paying the note holder a sum equal to 115% of the principal amount, plus accrued interest, together with any other sums due under the note and the related security agreement.  The note matures on June 23, 2008.

The secured convertible minimum borrowing note may be redeemed by us in cash by paying the holder of the note 115% of the principal amount, plus accrued interest.  As discussed below, the holder of the note may require us to convert all or a portion of the note, together with interest and fees thereon, into fully paid shares of our common stock at any time. The number of shares to be issued shall equal the total amount to be converted, divided by an initial fixed conversion price of $0.65.

Upon an issuance of shares of common stock below the fixed conversion price, the fixed conversion price of the notes will be reduced accordingly. The conversion price of the secured convertible notes may be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution.

In the event of default, 125% of the outstanding principal amount of the note plus accrued but unpaid interest is due.  Laurus has contractually agreed to restrict its ability to convert the convertible notes if it would exceed the difference between the number of shares of common stock beneficially owned by the holder or issuable upon exercise of the warrant and the option held by such holder and 4.99% of the outstanding shares of our common stock.  As of the date of this prospectus, Laurus beneficially owns           shares of our common stock, or          % of our outstanding capital stock.  As a result, Laurus could only convert $          principal amount of the amount outstanding under the secured convertible minimum borrowing note as of the date of this prospectus.  Should Laurus elect not to waive such limitation, our ability to make subsequent draws under this revolving credit facility will be limited.

Security and Events of Default.  The notes are secured by a lien on substantially all of the Company’s assets.  The Security Agreement contains no specific financial covenants; however, it defines certain circumstances under which the agreement can be declared in default and subject to termination, including among others, if (i) there is a material adverse change in the Company’s business or financial condition; (ii) an insolvency proceeding is commenced; (iii) the Company defaults on any of its material agreements with third parties or there are material liens or attachments levied against the Company’s assets; (iv) the Company’s common stock ceases to be publicly traded; and (v) the Company fails to comply with the terms, representations and conditions of the agreement.  Upon the occurrence of an Event of Default, the interest rate charged will be increased by 4% per month until the default is cured; should the default continue beyond any applicable grace period, then Laurus could require the Company to repay 125% of any principal and interest outstanding under the agreement.

Conversion Rights.  All or a portion of the outstanding principal and interest due under the notes may be converted, at the option of the holder, into shares of the Company’s common stock, at any time prior to the maturity date, subject to certain limitations as defined in the notes, at the fixed conversion price of $0.65 per share.  The fixed conversion price was originally set at negotiated per share price, and is subject to anti-dilution protection adjustments.  The fixed conversion price is subject to adjustment if we issue additional shares of common stock at a per share price which is less than the fixed conversion price.

Lockbox.  We also entered into a Wholesale Lockbox Agreement with Laurus and Wells Fargo Bank pursuant to the requirements of the Security Agreement.  Under the terms of this agreement, we are obligated to direct all third parties to remit all payments owing to us to our post office lockbox located at Wells Fargo Bank.  The effect of this arrangement is to give Laurus complete control over and access to all our funds deposited at Wells Fargo Bank.

Escrow.  We also entered into a Funds Escrow Agreement with Laurus and Loeb & Loeb LLC, as escrow agent, pursuant to the requirements of the Security Agreement.  Under the terms of the Funds Escrow Agreement, the initial $1 million funded under the secured convertible minimum borrowing note was placed in escrow pending satisfaction of the receipt by the escrow agent of fully executed transaction documents and joint escrow instructions.

Registration Rights.  Pursuant to the terms of a Registration Rights Agreement, the Company is obligated to file a registration statement with the Securities and Exchange Commission registering the resale of shares of the Company’s common stock issuable upon a conversion of the notes and upon the exercise of the Warrant.  If the registration statement is not timely filed, or declared effective, the Company will be subject to monetary penalties.

Warrants

In this prospectus we are also registering for resale by the selling shareholders an aggregate of 519,441 shares of common stock issuable upon exercise of warrants issued to the selling shareholders.  In connection with the financing transaction described in this prospectus, we have issued to Laurus a warrant to purchase 210,000 shares of our common stock.  Laurus may exercise the warrant at any time through June 23, 2012. The first 150,000 shares may be exercised at a price of $.72 per share, the next 30,000 for $.75 per share and any additional shares may be exercised for $.78 per share.  We have also issued three-year warrants to Oberon in connection with our financing transactions with Laurus.  Oberon may exercise one warrant, granted on March 22, 2004, for 136,364 shares at an exercise price of $1.10 per share, and may exercise the other warrant, granted on June 23, 2005, for 173,077 shares at an exercise price of $0.65 per share.

The warrants provide for anti-dilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure. As of July 15, 2005, we have outstanding warrants to purchase an aggregate of 1,042,799 shares of our common stock at exercise prices ranging from $0.15 to $4.30.

Oberon Securities

Under the terms of our agreement with Oberon Securities, LLC relating to our financing transactions with Laurus, we are registering 450,066 shares of common stock to be resold by Oberon, a selling shareholder listed in this prospectus, which represent up to 140,625 shares of common stock issuable in payment of certain fees due by us to Oberon, shares underlying a three-year warrant, issued March 22, 2004, to purchase 136,364 shares at an exercise price of $1.10 per share, and shares underlying a three-year warrant, issued June 23, 2005, to purchase 173,077 shares at an exercise price of $0.65 per share.  The following paragraphs describe our agreements with Oberon.

On January 15, 2004, we entered into a 3-month agreement with The Oberon Group, LLC to provide us with nonexclusive financial advisory services.  This arrangement was terminable by either party upon 30 days notice.  Under the terms of this agreement, we agreed to pay the following consideration to Oberon:

•                  A monthly retainer fee of $7,500, which fees would be credited against any fees owed to Oberon under the agreement.

•                  A fee equal to 7.5% of the amount of any common equity, convertible preferred equity, convertible debt and/or mezzanine debt financing facility entered into by the Company arising out of contracts made by Oberon on behalf of the Company.

Under the terms of this agreement, these fees are payable to Oberon if we enter into any such financing transactions within 24 months of the termination of the agreement.  The amount of such fee is reduced by the amount of any fees payable to a third party in connection with such financing transaction.  For example, if a third party other than Oberon secures financing for us and we pay such third party a fee equal to 5% of such financing, then the fee payable to Oberon would equal 2.5%.

On May 18, 2005, we entered into a Novation Agreement with The Oberon Group, LLC and Oberon Securities, LLC.  Under the terms of the Novation Agreement, The Oberon Group, LLC and the Company agreed to mutually release each other from their obligations under the January 15, 2004 agreement and any claims they may have against each other, excluding claims relating to a party’s fraud.  Under this 2005 agreement, Oberon Securities agreed to assume all of The Oberon Group, LLC’s obligations under the January 2004 agreement and we accepted the assumption of such agreement by Oberon Securities, LLC.  Fees paid or payable under this agreement are described below:

•                  In March 2004, we issued a $2 million secured convertible term note due March 22, 2007 to Laurus, together with a warrant to purchase 280,000 shares of our common stock.  In consideration for facilitating this transaction, we paid an advisory fee of $150,000 and issued a three-year warrant to purchase 136,364 shares of our common stock at a per share exercise price of $1.10.

•                  In consideration for Oberon’s role in facilitating the revolving credit facility transactions with Laurus described herein, Oberon was paid an advisory fee of $112,500, 50% of which was paid in cash and the remainder was paid in additional restricted shares of common stock and issued a three-year warrant to purchase 173,077 shares of our common stock at a per share exercise price of $0.65.

PLAN OF DISTRIBUTION

Any or all of the shares of common stock to be sold by the selling shareholders may be sold from time to time by the selling shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms than prevailing or at prices related to the then current market price, or in negotiated transactions.  There is no assurance that the selling shareholders will sell any or all of the shares of common stock in this offering.  The common stock may be sold in one or more of the following types of transactions:

(a)                                  a block trade in which a selling shareholder will engage a broker-dealer who will then attempt to sell the common stock, or position and resell a portion of the block as principal to facilitate the transaction;

(b)                                 purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

(c)                                  an exchange distribution in accordance with the rules of such exchange;

(d)                                 ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

(e)                                  any combination of the foregoing, or by any other legally available means. In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales.

The selling shareholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the common stock, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus.  The selling shareholders may also loan or pledge common stock to a broker-dealer and the broker-dealer may sell the common stock so loaned or, upon a default, the broker-dealer may effect sales of the pledged common stock pursuant to this prospectus.

Underwriter Status.  Laurus and any broker-dealers or agents that are involved in selling the common stock covered by this prospectus, may be considered to be “underwriters” within the meaning of the Securities Act for such sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act. In addition, any of the shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold in an unregistered transaction under Rule 144 rather than pursuant to this prospectus.

Additionally, under applicable rules and regulations of the Exchange Act, any person engaged in the distribution of the common stock may not simultaneously engage in market-making activities with respect to our common stock for a period of up to five business days prior to the commencement of such distribution. In addition to those restrictions, each selling shareholder will be subject to the Exchange Act and the rules and regulations under the Exchange Act, including, Regulation M and Rule 10b-7, which provisions may limit the timing of the purchases and sales of our securities by the selling shareholders.

We have agreed to indemnify Laurus against certain liabilities in connection with the offering of the common stock, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the common stock against various liabilities, including liabilities arising under the Securities Act.

Penny Stock Rules.  Our common stock is subject to the “penny stock” rules that impose additional sales practice requirements because the price of our common stock is below $5.00 per share. For transactions covered by these rules, broker-dealers must make special suitability determinations for the purchase of our common stock and must have received a purchaser’s written consent to the transaction prior to the purchase. The “penny stock” rules also require the delivery, prior to the transaction, of a risk disclosure document mandated by the Securities and Exchange Commission relating to the penny stock market. Broker-dealers must also disclose:

•                                          the commission payable to both the broker-dealer and the registered representative,

•                                          current quotations for the securities, and

•                                          if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market.

Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

These rules apply to sales by broker-dealers to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), unless our common stock trades above $5.00 per share. Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell our common stock, and may affect the ability to sell our common stock in the secondary market as well as the price at which such sales can be made. Also, some brokerage firms will decide not to effect transactions in “penny stocks” and it is unlikely that any bank or financial institution will accept “penny stock” as collateral.

Expenses of the Distribution.  We will bear all of the costs and expenses of registering under the Securities Act the sale of securities offered by this prospectus. Commissions and discounts, if any, attributable to the sales of the common stock will be borne by the selling shareholders.

State Securities Laws.  In order to comply with the securities laws of various states, if applicable, sales of the common stock made in those states will only be made through registered or licensed brokers or dealers. In addition, some states do not allow the securities to be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by us and the selling shareholders.  We have no obligation to obtain such registrations or qualifications.

SELLING SHAREHOLDERS

The table below sets forth information concerning the resale by the selling shareholders of the common stock. We will not receive any proceeds from the resale of the common stock by the selling shareholders, but may receive proceeds from the exercise of warrants entitling the selling shareholders to purchase an aggregate of 519,441 shares of our common stock. Because the selling shareholders may sell all, a portion or none of their shares, no estimate can be made of the aggregate number of shares that may actually be sold by the selling shareholders or that may be subsequently owned by the selling shareholders.

The table below sets forth the name of each selling shareholder who may offer the resale of the common stock by this prospectus, the number of such securities beneficially owned by the selling shareholder, the number of such securities that may be sold in this offering and the number of such securities the selling shareholder will own after the offering, assuming it sells all of the shares offered.

Selling Shareholder	Total Shares Included in Prospectus	Beneficial Ownership of Shares Before Offering (1)		% of Shares Owned Before Offering (1)	Beneficial Ownership of Shares After Offering (1)	% of Shares Owned After Offering (1)

Laurus Master Fund, Ltd. (2)	2,710,000	3,656,631	(3)	20.0%	946,631	5.1%

Oberon Securities, LLC (4)	450,066	450,066		3.2%	0	0%

TOTAL	3,160,066

(1)                                  The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling shareholder has sole or shared voting power or investment power and also any shares that the selling shareholder has the right to acquire within 60 days.

(2)                                  Laurus Capital Management, LLC is the investment manager for Laurus Master Fund, Ltd. The directors of Laurus Capital Management, LLC are David and Eugene Grin. By virtue of their position as directors of Laurus Capital Management, LLC, Messrs. Grin share voting and dispositive power over these securities.

(3)                                  Of the 3,656,631 shares referenced in this column, (i) 210,000 shares are issuable upon exercise of warrants issued to Laurus in the June 2005 financing transaction; (ii) 280,000 shares are issuable upon exercise of warrants issued to Laurus in March 2004; (iii) 1,538,462 are issuable upon conversion of the $1 million secured convertible minimum borrowing note; and (iv) 1,628,169 are issuable upon conversion of the remaining balance of the convertible note issued in March 2004.

(4)                                  Mr. Elad Epstein is a principal of Oberon Securities, LLC and has sole voting and dispositive power over these securities.

The Company’s relationship with Laurus is described below.  The Company’s relationship with Oberon is described under the caption “Oberon Securities” in this prospectus.

In addition to the financing described in this prospectus, in March 2004 we consummated a private placement with Laurus pursuant to which we issued a $2,000,000 principal amount secured convertible term note due March 22, 2007 to Laurus, together with a common stock purchase warrant entitling Laurus to purchase up to 280,000 shares of our common stock.  The principal and unpaid interest on the note are convertible into shares of our common stock at a fixed conversion price of $1.17 per share, which was based on the weighted average price of the Company’s common stock for the twenty trading days immediately prior to the issuance of the note.  This conversion price is subject to antidilution adjustments based on the occurrence of certain corporate events.

The note provides for monthly payments of interest at the prime rate, which is subject to reduction if the market price of the Company’s common stock exceeds certain designated thresholds.  The note also provides for monthly amortization, commencing on June 1, 2004 through February 1, 2005, of $30,000 per month, $50,000 per month from March 1, 2005 through May 1, 2005, $72,083 per month from June 1, 2005 through November 1, 2006 and $94,167 per month from December 2006 through February 2007.  If our common stock is trading in excess of 110% of the fixed conversion price, the debt service payment may be made in shares of the Company’s common stock.  The note is secured by a first priority lien on all of our assets.

The warrant entitles the holder thereof to purchase, at any time through March 22, 2011: 200,000 shares of the Company’s common stock at a price of $1.29 per share; 40,000 shares of the Company’s common stock at a price of $1.35 per share; and 40,000 shares of the Company’s common stock at a price of $1.40 per share.

Pursuant to a registration rights agreement, we filed a registration statement with the SEC to register the resale of the shares of the Company’s common stock issuable upon conversion of the note and exercise of the warrant.

The private placement of the note and the warrant was facilitated by The Oberon Group, LLC in consideration for which Oberon was paid an advisory fee of $150,000, and granted a warrant to purchase, at any time through March 22, 2007, 136,364 shares of the Company’s common stock at a per share price of $1.10.

DIVIDEND POLICY

We do not expect to pay any dividends in the foreseeable future. Any profits we earn will be retained and used to finance our growth. We have no current plans to initiate payment of cash dividends, and future dividend policy will depend on Time America’s earnings, capital requirements, financial condition and other factors deemed relevant by our board of directors.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our results of operations and financial condition.  The following selected financial information is derived from our historical financial statements and should be read in conjunction with such financial statements and notes thereto, which we incorporate by reference from our annual report on Form 10-KSB for the year ended June 30, 2005, and the “Forward-Looking Statements” explanation included herein.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for each period.  Critical accounting policies are defined as policies that management believes are (a) the most important to the portrayal of our financial condition and results of operations; and (b) that require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Our significant accounting policies are described in the audited consolidated financial statements and notes thereto included herein.  We believe our most critical accounting policies are revenue recognition, software development costs and the allowance for potentially uncollectible accounts receivable. This listing is not a comprehensive list of all of our accounting policies.  Please refer to note 1 in the notes to our consolidated financial statements incorporated by reference herein for further information.

We license software and sell data collection hardware and related ancillary products to end-user customers through our direct sales force as well as reseller channel customers through independent resellers. Our software license revenue is earned from perpetual licenses of off-the-shelf software requiring none or minor modification or customization. The software license, data collection hardware and related ancillary product revenues from our end-user customers and reseller channel customers are generally recognized when:

•                  Persuasive evidence of an arrangement exists, which is typically when a non-cancelable sales and software license agreement or purchase order has been signed;

•                  Delivery, which is typically FOB shipping point, is complete for the software (either physically or electronically), data collection hardware and related ancillary products;

•                  The customer’s fee is deemed to be fixed or determinable and free of contingencies or significant uncertainties;

•                  Collectibility is probable; and

•                  Objective evidence of fair value exists for all undelivered elements, typically maintenance and professional services.

The fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue, assuming all other conditions for revenue recognition have been satisfied. Substantially all of our sales agreements contain allocations of the purchase price among the various elements of the arrangement.  If we cannot determine the fair value of any undelivered element included in an arrangement, we will defer revenue until all elements are delivered, services are performed or until fair value can be objectively determined.

As part of an arrangement, end-user customers typically purchase maintenance contracts as well as professional services from us.  Maintenance services include telephone and Web-based support as well as rights to unspecified upgrades and enhancements, when and if we make them generally available. Professional services are typically for implementation, installation of the software and data collection hardware, training, building interfaces and custom features, and running test data.

Revenues from maintenance services are recognized ratably over the term of the maintenance contract period, which is usually one year.  Maintenance services are typically stated separately in an arrangement. We have classified the value of revenues pertaining to the contractual maintenance obligations that exist for the 12-month period subsequent to the balance sheet date as a current liability, and the contractual obligations with a term beyond 12 months, if present, as a non-current liability.

Revenues from customer support services are recognized as the services are delivered.  Revenues from professional services are generally recognized based on customer specific objective evidence of fair value when:

•                  A non-cancelable agreement for the services has been signed or a customer’s purchase order has been received;

•                  The professional services have been delivered;

•                  The customer’s fee is deemed to be fixed or determinable and free of contingencies or significant uncertainties; and

•                  Collectibility is probable.

Customer specific objective evidence of fair value is based upon the price charged when these services are sold separately and are typically an hourly rate for professional services and a per-class rate for training. Based upon our experience in completing professional services, we have determined that these services are typically delivered within a 12-month period subsequent to the contract signing and therefore classify deferred professional services as a current liability.

Our arrangements with end-user customers and reseller channel customers do not include any rights of return or price protection, nor do arrangements with reseller channel customers include any acceptance provisions. Our arrangements with end-user customers generally include our standard acceptance provision. Our standard acceptance provision states that the customer’s acceptance of the products shall be deemed to occur upon completion of running our standard diagnostic tests.

At the time we enter into an arrangement, we assess the probability of collection of the fee and the terms granted to the customer.  For end-user customers, the typical payment terms include a deposit and subsequent payments, based on specific due dates, such that all payments for the software license, data collection hardware and related ancillary products, as well as services included in the original arrangement, are ordinarily due within one year of contract signing. Our payment terms for reseller channel customers are typically due within 30 days of the invoice date.

If the arrangement includes a substantive acceptance provision, we defer revenue not meeting the criterion for recognition under Statement of Position 97-2, “Software Revenue Recognition,” and classify this revenue as deferred revenue, including deferred product revenue. This revenue is recognized, assuming all other conditions for revenue recognition have been satisfied when the uncertainty regarding acceptance is resolved as generally evidenced by written acceptance or payment of the arrangement fee. If the payment terms for the arrangement are considered extended, we defer revenue on the arrangement until the payment of the arrangement fee becomes due. The deferred amounts related to arrangements with extended payment terms are removed from deferred revenue and accounts receivable, as we have determined that these amounts do not represent either receivables or deferred revenue until the payment becomes due. We report the allocated fair value of revenues related to the product element of arrangements as a current liability because of the expectation that these revenues will be recognized within 12 months of the balance sheet date.

We capitalize software development costs in accordance with Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Capitalization of software development costs begins upon the establishment of technological feasibility of the product.  The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic life, and changes in software and hardware technology.  Amortization of capitalized software development costs begins when the products are available for general release to customers and is computed on a product-by-product basis using straight-line amortization with useful lives of five years or, if less, the remaining estimated economic life of the product.  Amounts related to internal software development that could be capitalized under this statement were deemed immaterial.

We provide for potentially uncollectible accounts receivable by use of the allowance method.  The allowance is provided based upon a review of the individual accounts outstanding, and our prior history of uncollectible accounts receivable.  It is our practice to record an estimated allowance for sales returns and adjustments based on historical experience and to record individual charges for sales returns and adjustments directly to revenue as incurred.

Results of Operations

SELECTED FINANCIAL INFORMATION

	Fiscal Years Ended June 30,
	2005	2004	2003

Total Revenues	$6,082,238	$4,837,121	$4,256,854
Costs of Revenues	2,575,742	2,123,704	1,897,319
Gross Profit	3,506,496	2,713,417	2,359,535
Sales and Marketing Expense	2,012,813	1,903,044	1,112,762
Research and Development Expense	1,405,477	890,093	641,125
General and Administrative Expense	1,785,779	922,495	685,675
Other Expense	322,821	148,228	72,701
Net Loss	(2,020,394)	(1,150,443)	(152,728)
Basic Loss per Share	(0.15)	(0.09)	(0.02)

Revenues:

		% Change		% Change
	Fiscal 2005	2004 to 2005	Fiscal 2004	2004 to 2003	Fiscal 2003
Revenues	$6,082,238	26%	$4,837,121	14%	$4,256,854

See “Product Sales” and “Service Revenue” below for discussion on the change.

Product Sales:

		% Change		% Change
	Fiscal 2005	2004 to 2005	Fiscal 2004	2004 to 2003	Fiscal 2003
Product sales	$4,421,647	20%	$3,686,428	10%	$3,362,154

Product sales as a percent of total revenues	73%	—	76%	—	79%

Product revenues increased in fiscal years 2005 and 2004 as a result of an increase in customer demand for our products in each fiscal period.  The increase in demand was primarily attributable to increased investments of approximately $160,000 and $170,000, respectively, in fiscal 2005 and 2004 in marketing programs and the enhancement of our products.  In fiscal 2005 and 2004 we increased spending in research and development by 58% and 39%, respectively.  The increase in the amount of product sales was accomplished through an increase in sales volume as our pricing has remained relatively flat over the last two fiscal years.

The decline in product sales as a percent of total revenues is principally due to our increased focus on selling more services with each product sale.  We believe that increasing the level of services in each sale leads to a better overall solution for our customers.

Service Revenue:

		% Change		% Change
	Fiscal 2005	2004 to 2005	Fiscal 2004	2004 to 2003	Fiscal 2003
Service Revenue	$1,660,591	44%	$1,150,693	29%	$894,700

Service revenue as a percent of total revenues	27%	—	24%	—	21%

The increase in service revenue in fiscal 2005 and 2004 was primarily attributable to the increase in product sales, as services are generally sold in conjunction with product sales.  As noted above, we have focused our marketing efforts on selling more services with each product sale.  In addition, our hosted NETtime service revenue has increased by 84% and 64%, respectively, in fiscal 2005 and 2004.

Gross Profit:

	Fiscal 2005	Fiscal 2004	Fiscal 2003
Product gross margin	59%	58%	59%

Service gross margin	53%	49%	41%

Total gross margin	58%	56%	55%

The gross profit percentage on our products is within our historical range of gross profit percentages. Our gross profit percentage on products is typically between 55% and 60% depending upon the mix of software versus hardware sales and the makeup of hardware sales.  Our product revenue is comprised of software and hardware sales, with hardware sales yielding a significantly lower gross profit than software sales.   Hardware revenue is principally comprised of two versions of general data collection terminals, badge terminals and biometric units.  Our gross profit is greater on badge terminals than biometric units because the market for our biometric units is very price sensitive and therefore constrains the margin on the terminals.  The market for badge terminals is not as price sensitive and, as a result, we are able to achieve higher margins on those units.

The increase in the gross profit percentage on services revenue is due to the increase in services revenue while increasing our utilization rate of our service personnel.

Total Expenses:

		% Change		% Change
	Fiscal 2005	2004 to 2005	Fiscal 2004	2004 to 2003	Fiscal 2003
Total costs and expenses	$5,204,069	40%	$3,715,632	52%	$2,439,562

Total costs and expenses as a percent of total revenues	86%	—	77%	—	57%

The increase in costs and expenses in fiscal 2005 is primarily due to a 94% increase in general and administrative expenses and a 58% increase in research and development expenses over the prior year.  The increase in costs and expenses in fiscal 2004 is primarily due to a 71% increase in sales and marketing expenses over the prior year.  See the below discussion for details on the changes within the expense categories.

Sales and Marketing Expense:

		% Change		% Change
	Fiscal 2005	2004 to 2005	Fiscal 2004	2004 to 2003	Fiscal 2003
Sales and marketing expense	$2,012,813	6%	$1,903,044	71%	$1,112,762

Sales and marketing expense as a percent of total revenues	33%	—	39%	—	26%

Sales and marketing expenses remained relatively flat from fiscal 2004 to 2005, with the percent of revenue figure decreasing by 6% as revenues increased by 26% over the prior year.  We experienced a decrease of approximately $95,000 in payroll and commission expenses in fiscal 2005, which was offset by an approximate increase of $160,000 in marketing programs implemented to expand market awareness of our products in fiscal 2005.  These marketing programs consisted of trade shows, advertising, and lead generation programs.

The increase in sales and marketing expenses from fiscal 2003 to fiscal 2004 was primarily due to increases of approximately $400,000 in payroll and commission expenses, $90,000 in travel expenses and $170,000 in marketing programs.

Research and Development Expense:

		% Change		% Change
	Fiscal 2005	2004 to 2005	Fiscal 2004	2004 to 2003	Fiscal 2003
Research and development expense	$1,405,477	58%	$890,093	39%	$641,125
Research and development expense as a percent of total revenues	23%	—	18%	—	15%

The increase in research and development expenses from fiscal 2004 to 2005 is primarily due to increases of approximately $250,000 in payroll expense and contract labor and $165,000 in development costs attributable to our new hardware device.  The majority of our increase in research and development expenses from fiscal 2003 to 2004 is due to increased payroll expense.  We have increased our payroll and contract labor over the last two years in order to make significant improvements to our software products and develop our own proprietary hardware device.  We are also devoting resources for a significant contract for a customized solution to a Fortune 100 company.

General and Administrative Expense:

		% Change		% Change
	Fiscal 2005	2004 to 2005	Fiscal 2004	2004 to 2003	Fiscal 2003
General and administrative expense	$1,785,779	94%	$922,495	35%	$685,675
General and administrative expense as a percent of total revenues	29%	—	19%	—	16%

The increase in general and administrative expenses from fiscal 2004 to fiscal 2005 is primarily attributable to an expense of $729,500 associated with the induced conversion on a convertible debt instrument. We amended the conversion price of an existing convertible note with Laurus Master Funds. The conversion price on the first $300,000 of the note was reduced to $0.50 per share and the conversion price on the remainder of the note was reduced to $0.65 per share.  We agreed to amend the conversion price to increase our ability to make scheduled future debt service payments in common stock rather than cash, thereby conserving our cash.

The increase in general and administrative expenses from fiscal 2003 to fiscal 2004 is primarily attributable to increased legal expenses of approximately $75,000, which in part is due to the preparation of a registration statement for filing with the Securities and Exchange Commission.  We also had an increase of approximately $54,000 in professional fees, which were primarily fees paid to an investor relations firm hired in fiscal 2004.

Other Expense:

		% Change		% Change
	Fiscal 2005	2004 to 2005	Fiscal 2004	2004 to 2003	Fiscal 2003
Other Expense	$322,821	118%	$148,228	104%	$72,701

Other expense as a percent of total revenues	5%	—	3%	—	2%

Other income (expense) consists primarily of interest expense.  The increase in other expense is primarily due to an increase of approximately $204,000 and $79,000, respectively, in interest expense for fiscal 2005 and 2004.  Interest expense has increased because we have added over $2,000,000 in debt since June 30, 2003.

Liquidity and Capital Resources

Cash Flow Highlights:

		% Change		% Change
	Fiscal 2005	2004 to 2005	Fiscal 2004	2004 to 2003	Fiscal 2003
Net cash from operations	$(952,830)	48%	$(1,843,648)	(923)%	$(180,141)

Purchase of property and equipment	$(262,673)	(74)%	$(147,751)	(357)%	$(32,343)
Proceeds from long-term debt	$1,500,000	(40)%	$2,500,000	(1,567)%	$150,000

Repayment of long-term debt	$(982,145)	(459)%	$(175,613)	(49)%	$(117,977)

Proceeds from stock and exercise of options and warrants	$436	(100)%	$1,492,288	497%	$250,000
Net change in cash	$(697,212)	(138)%	$1,813,134	3,487%	$50,546

Cash at end of year	$1,361,717	(34)%	$2,058,929	738%	$245,795

As of June 30, 2005, we had working capital of $851,916, as compared to $2,020,628 at June 30, 2004.

Operations.  The net cash used from operations in fiscal 2005 was primarily attributable to the net loss of $2,020,394.  Included in the net loss were a total of $934,014 of non-cash charges.  Also contributing to the net cash used were increases in accounts receivable of $450,676 and inventory of $106,935.  Net cash used during this period was partially offset by increases in deferred revenue of $461,268 and accrued liabilities of $248,795.

Investment Activities.  Our use of cash for property and equipment includes investments in information systems and infrastructure to support expanding operations.  We also relocated our facilities during fiscal 2005.

Financing Activities.  During fiscal 2005, we entered into two new long-term debt agreements.  We entered into a $500,000, 10% interest rate, five year term note with a related party.  We are making monthly principal and interest payments on this note.  We also entered into a credit facility with Laurus Master Funds. We may borrow revolving loans from time to time up to $1,500,000, subject to a borrowing base calculation based on the our eligible accounts receivable. Borrowings under the facility accrue interest at the prime rate payable monthly.

We also amended the conversion price of an existing convertible note with Laurus Master Funds. The conversion price on the first $300,000 of the note was reduced to $0.50 per share and the conversion price on the remainder of the note was reduced to $0.65 per share.  We agreed to amend the conversion price to increase our ability to make scheduled future debt service payments in common stock rather than cash, thereby conserving our cash.

Our liquidity is affected by many factors, some based on the normal ongoing operations of our business and others related to the uncertainties of the time and attendance industry and global economies.  Although our cash requirements will continue to fluctuate based on the timing and extent of these factors, we believe that our current cash reserves, cash generated from operations, and our borrowing capacity under our two credit facilities, will be sufficient to satisfy commitments for capital expenditures and other cash requirements for the next 12 months. We may, however, seek to obtain additional capital through a line of credit at a financial institution or through additional debt or equity offerings during this time period.  The raising of additional capital in public or private markets will primarily be dependent upon prevailing market conditions and the demand for our products and services.  No assurance can be given that we will be able to raise additional capital, when needed or at all, or that such capital, if available, will be on acceptable terms.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs.” SFAS 151 amends the guidance in APB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current period charges regardless of whether they meet the criteria of “so abnormal.” In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for financial statements issued for fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material affect on our financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (“SFAS 153”), “Exchanges of Nonmonetary Assets.”  SFAS 153 amends the guidance in APB No. 29, “Accounting for Nonmonetary Assets.”  APB No. 29 was based on the principle that exchanges of nonmonetary assets should be measured on the fair value of the assets exchanged. SFAS 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for financial statements issued for fiscal years beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material affect on our financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (“SFAS 123(R)”), “Share-Based Payment,” which is a revision of FASB 123, “Accounting for Stock-Based Compensation.”  SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.”  Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123.  However, SFAS 123(R) requires all share-based payments to employees, including the grant of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be an alternative.

SFAS 123(R) must be adopted by small business issuers for interim periods beginning after January 1, 2006. Early adoption will be permitted in periods in which financial statements have not been issued.  We will adopt FASB 123(R) on July 1, 2005, the beginning of our 2006 fiscal year.

As permitted by SFAS 123, we currently apply APB Opinion No. 25 and related interpretations in accounting for our stock-based plans.  Accordingly, there is no related compensation expense recorded in our financial statements for the periods presented. The adoption of SFAS 123(R)’s fair value method will have an impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to the consolidated financial statements.

 In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, (“SFAS 154”), “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.”  SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting a change in accounting principle. SFAS 154 requires the retrospective application to prior periods’ financial statements of the direct effect of a voluntary change in accounting principle unless it is impracticable. APB No. 20 required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FASB stated that SFAS 154 improves financial reporting because its requirements enhance the consistency of financial information between periods. Unless early adoption is elected, SFAS 154 is effective for fiscal years beginning after December 15, 2005. Early adoption is permitted for fiscal years beginning after June 1, 2005. SFAS 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement.  The adoption of SFAS 154 is not expected to have a material affect on our financial position or results of operations.

Inflation and Seasonality

We do not believe that our operations are significantly impacted by inflation and our business is not seasonal in nature.

COMPANY OVERVIEW

General

Time America, Inc. is a Nevada corporation. We changed our name from Vitrix, Inc. to Time America, Inc. in December 2003. We develop, manufacture and market a line of time and labor management software and hardware products. Our products are designed to improve productivity by automating time and attendance, workforce scheduling and management of labor resources. We target our product solutions at small to mid-sized companies from 25 to 2,000 or more employees. Our solutions are offered in a 100% Web-based application service provider model, client/server, and PC-based applications.

The following bullet points provide a timeline and overview of our development and corporate history:

•                                          June 6, 1988—Richard Barrie Fragrances, Inc., a Nevada corporation, was formed on this date for the purpose of developing, manufacturing and marketing fragrances, cosmetics, skin treatment and personal care products sold primarily through department and specialty stores and drugstores.

•                                          June 30, 1996—Richard Barrie Fragrances sells substantially all of its properties and rights to Parlux Fragrances, Inc. During the period from this asset sale to April 1999, our operations were limited to conducting administrative activities and discussions with third parties regarding possible business combinations.

•                                          July 1, 1996—Following the Asset sale, Richard Barrie Fragrances changes its name to FBR Capital Corporation.

•                                          April 15, l999—FBR Capital Corporation acquires the outstanding capital stock of Vitrix Incorporated, a privately held Arizona corporation formed on April 26, 1996, pursuant to the terms of an Exchange Agreement, dated as of such date, among FBR Capital Corporation, Vitrix Incorporated and certain of the Vitrix Incorporated shareholders. Vitrix Incorporated becomes a majority owned subsidiary of FBR Capital Corporation as a result of this transaction. FBR Capital Corporation issued an aggregate of 8,592,826 shares of common stock and 10,000,000 shares of preferred stock in consideration for the purchase of Vitrix Incorporated. This transaction resulted in the shareholders of Vitrix Incorporated acquiring approximately 80% of the outstanding shares of common stock of FBR Capital Corporation, assuming conversion of the preferred stock into common stock and excluding outstanding options and warrants. The existing shareholders of FBR Capital Corporation held the remaining 20% of its outstanding common stock. This transaction was accounted for as a recapitalization of Vitrix Incorporated and the purchase of FBR capital Corporation by Vitrix Incorporated, since Vitrix Incorporated became the controlling company after the transaction.

•                                          October 7, 1999—On this date we changed our name from FBR Capital Corporation to Time America, Inc. in order to associate the name of the parent corporation to our operating subsidiary Vitrix Incorporated.

•                                          March 28, 2001—We acquired Time America, Inc., a private Arizona-based time and attendance software development company, in a merger transaction pursuant to which Time America is merged into our wholly-owned subsidiary, Vitrix Incorporated. This transaction was accounted for as a pooling of interests. As a condition to the merger, we sought and obtained the approval of our shareholders to effect a 1-for-10 reverse stock split, which occurred on April 5, 2001. We issued 3,147,914 shares of Time America, Inc. common stock, on a post reverse stock split basis, as consideration in the merger, which represented approximately 50% of Vitrix Inc.’s then issued and outstanding capital stock.

•                                          April 17, 2001—We changed the name of our wholly-owned subsidiary from Vitrix Incorporated to Time America, Inc. in order to capitalize on Time America’s name recognition gained from its 13 year history in the time and attendance industry.

•                                          December 9, 2003—On this date we changed our name from Vitrix, Inc. to Time America, Inc. to further capitalize on Time America’s name recognition described above.

We market our products to companies in the U.S. and abroad through our direct sales and support organization and through our Business Alliance and Reseller Program.

Time America, Inc. is a holding corporation.  Our operations are conducted through our wholly-owned subsidiary, which is also named Time America, Inc.  Unless the context indicates otherwise, references to the Company in this report shall include both Time America (the parent company organized in Nevada) and Time America (our wholly-owned subsidiary organized in Arizona).

Products and Services

We design, develop, manufacture and market a line of time and labor management hardware and software products targeting small, medium, and enterprise level companies. Our solutions are offered in a 100% web-based licensed or hosted model, client/server configuration, and in a PC-based application.  Our products are internally developed, proprietary software applications that maintain and automate the process of collecting time and human resource data.  We provide automated interfaces to most popular payroll, accounting and ERP software solutions in the marketplace and enable users to generate a variety of reports that track and analyze workforce productivity. Our products also automatically accrue vacation, sick and personal time, and effectively replace the traditional punch clock with a fully automated system designed to improve workforce productivity and provide significant time and cost savings to its users.

Software Solutions

We currently have a suite of seven different software solutions to meet the needs of a wide variety of clients.  Features that are common to the software solutions include:

•                                          Time Management – Our products automate the management, collection, and distribution of employee time, eliminating the need for manual timesheets.  Our products have flexible rules engines that apply complex work and pay rules accurately and consistently throughout an organization.

•                                          Attendance Management – Our products allow organizations to automate and streamline the administration and enforcement of complex attendance policies.  They provide management the tools to control absenteeism and reduce the costs associated with it.

•                                          Workforce Scheduling – Our software suites’ scheduling features help manage payroll costs and productivity concerns by minimizing the likelihood of expensive overstaffing and the negative effects of understaffing. Schedule creation is performed with the assistance of a unique visual interface, allowing administrators to view employees’ schedules in a convenient calendar format.

•                                          Customization – Our product architecture allows for the products to be easily customized to conform to an organization’s unique set of payroll policies and concerns.

•                                          Accrual Management – Leave records for vacation, sick and personal time are maintained by our software.  Our products also track hours that are specific to a certain accrual type (i.e. PTO, jury duty, training, etc.), and automate benefit accruals by using a company’s policies to calculate how much benefit time an employee has earned.

•                                          Strategic Reporting – Our products also feature a multitude of standard reports. These reports allow users to transform basic data into helpful information that enable managers and executives to gain valuable insight and more effectively manage their organizations. Reports can also be used to share information such as time tracking, benefit usage, job costing, human resource functionality and employee scheduling with third-party applications and/or service bureaus.

•                                          Job and Task Tracking – In addition to tracking total time spent on the job, our products enable employers to track the time employees spend on specific jobs and tasks.  This powerful feature assists companies with job costing, analysis and billing.

Our suite of software products include the following:

NETtime

NETtime is a 100% web-based software application provided to customers through both a licensed and hosted model which allows for unique customization and flexibility.  Administrators and employees determine which data NETtime will display for them, allowing customers to work at optimum efficiency.  NETtime has the capability of working in any environment required by clients.  For example, clients with a mobile workforce have the ability to access the NETtime pages using any web-enabled cellular phone.  Because NETtime is delivered via the Internet through any web browser, it brings the user closer to our “anytime, anywhere” vision for performing or self-servicing human resources tasks.  Wherever clients have Internet access, they have access to NETtime and the functionality and wealth of information it provides.

NETtime allows customer self service by giving users the ability to view their account status online. They can even order additional Time America products, obtain system help, or contact a support representative directly from our NETtime website.

With NETtime’s flexibility and scalability the product is used in all the market segments the Company sells in.  The Company believes that web-based software and the hosted model will continue to gain acceptance in the marketplace and, because of this belief the Company considers NETtime vital to its future.

GENESIS SQL

Our GENESIS SQL product is a powerful, client-server software system that is primarily used by medium and enterprise level companies.  It is our most feature-rich product in our suite of software solutions, with over 15 years of product evolution.  GENESIS SQL supports complex pay rules and has the most robust scheduling functionality of our product suite.  GENESIS SQL also has access control and occurrence ratings modules that are not currently found in any of our other products.

GENESIS PRO

GENESIS PRO is a medium and enterprise level PC-based software application that has the same feature set of GENESIS SQL.

HourTrack

HourTrack is the predecessor to NETtime and is a client-server software system that is primarily used by medium and enterprise level companies.

TA100 PRO

Our TA100 PRO PC-based time and attendance solution is designed for companies with fewer than 500 employees.  An optional feature of the TA100 PRO solution includes a Bell Control Module that allows a client to define bell-ringing schedules and prompt terminals to activate a user supplied bell, alarm, or other audible signaling device.

TA50 PRO

TA50 PRO is an easy to use, yet powerful PC-based time and attendance solution designed for companies with fewer than 200 employees.  TA50 PRO enables companies to automate their timekeeping and attendance tracking with easy to use built-in setup wizards and a simplified user interface.

TA50XL

TA50XL is a user friendly PC-based time and attendance solution that includes the software features of TA50 PRO and an XL data terminal and accessories in a cost-effective package.

Data Collection Products

Our time and attendance product solutions typically include hardware devices and/or software designed to collect employees’ clock in and out times.  The following paragraphs summarize the various hardware devices and software tools we have developed to meet the challenges of a diverse array of work environments:

•                                          Badge Terminals – Our badge readers are well suited for a wide variety of environments, from doctors’ offices to manufacturing plants. Employees clock in and out by simply sliding a badge through a scanner.

•                                          HandPunch Biometric Terminals – Our devices analyze the biometric measurements of a user’s hand to verify their identity.  Instead of using a badge, an employee clocks in and out by placing his or her hand onto the scanner and awaiting verification.  This method eliminates losses due to buddy-punching (the practice of one employee clocking in or out for another employee).

•                                          Iris Technology Terminal – Our iris technology devices use digital video imaging of the unique patterns found in the iris of the eye and provide high integrity biometric authentication of an employee without PIN numbers, passwords or ID cards.

•                                          TelePunch – Our TelePunch solution allows employees to clock in and out for the day, for jobs, or for departments using any touch-tone telephone.  Clients who purchase this solution receive a pre-configured, telephony server from us. This server runs our software, and allows callers to interact with HourTrack from a remote location.

•                                          WebClock – Our eWebClock partially reduces a user’s total time and attendance product investment by utilizing the Internet to collect employee clock in and out times.  Employees can clock in and out by simply logging on to a web page (via the local network or the World Wide Web).

•                                          PC Time Clock – PC Time Clock, allows employees to clock in and out on a Windows-based computer.  This device is generally beneficial in office environments where employees each have access to their own desktop computer.

•                                          Web browser – NETtime allows clients to access their time and attendance service through a standard web browser.  The full range of actions (clocking in and out, transferring jobs and departments, etc.) and information (hours worked, schedules, status board, etc.) are available.

•                                          Web-enabled cell phone – A streamlined version of NETtime is available to clients accessing the service through a text-only browser, such as those operating on cell phones with wireless access protocol (wap) capability.  Essential services such as clocking in and out are available.

•                                          TCP/IP-enabled hardware – Customers may utilize TCP/IP-enabled hardware devices, such as badge readers, to collect clock in and out data from their employees.

•                                          Wireless enabled hardware – Our wireless enabled hardware devices allow clients to connect their time clocks to a host system without the inconvenience of wiring. The wireless units are small, reliable and easy to integrate into a user’s existing system.

Services and Support

We maintain a professional service and technical support organization, which provides a suite of maintenance and professional services. These services are designed to support our customers throughout the life cycle of our products. Our professional services include implementation, training, technical and business technical consulting. Maintenance service options are delivered through our centralized support operation or through local service personnel. Our educational services offer a full range of curriculums, which are delivered through local training at our Scottsdale, Arizona headquarters or the Internet. When necessary, we also may provide software customization services to meet any unique customer requirements.

Marketing and Sales

We market and sell our products to the small, mid-sized and enterprise markets in the United States and foreign countries through our direct sales and support organization and through our Business Alliance and Reseller Program. We believe the market for time and labor management products consists of the following three business segments:

•                                          Small Businesses.  The small business segment is comprised of companies with fewer than 250 employees and one to three administrator(s) who perform time sheet edits and prepare employee hours for payroll.

•                                          Mid-Sized Businesses.  The medium sized business segment is comprised of companies with 250 to 1,000 employees. These companies normally have two or more administrators who perform time sheet edits and prepare employee hours from a single office. In many cases multiple stations are necessary for clocking in and out, however, all data is administered from a central location.

•                                          Enterprise Businesses.  Enterprise businesses generally have over 1,000 employees with multiple field offices, each of which have one or more administrators. Payroll is performed at either distributed locations or centrally at a headquarters office. An enterprise customer is analogous to a collection of mid-sized businesses requiring centralized data collection and storage to ensure regulatory compliance and common application of pay rules.

[The SEC has asked us to expand this disclosure to include our plans for business development among these market groups and any other.]

Direct Sales

We have five direct sales account managers responsible for designated geographic regions. The account managers work in offices in their respective regions. The primary markets for direct sales are the upper mid-sized and enterprise markets. Generally, this is a horizontal market (i.e., the products are able to meet the needs of more than one industry), however, there tends to be higher concentrations of solution adopters in retail, financial institutions, manufacturing and service industries, and in the public and private sectors.  City, state and local governments are also adopters of our solutions.  For the fiscal years ended June 30, 2005 and 2004, our direct sales efforts accounted for approximately 44% and 40% of our total revenues, respectively.

Partner Sales

Partner sales are conducted through our Business Alliance and Reseller Programs. Our Business Alliance Program is a program that allows organizations to align with the Company through the use of private label, OEM, or referral programs.

Our Reseller Program is comprised of a network of approximately 250 value added resellers located throughout the United States and in certain foreign countries.  These resellers market our products along with their complementary product and service offerings and typically sell to the small and mid-sized markets. For the fiscal years ended June 30, 2005 and 2004, the Company’s reseller sales accounted for approximately 56% and 60% of the Company’s total revenues, respectively.

Backlog

We believe that the dollar amount of our backlog is not material to an understanding of our business as substantially all of our product revenues in each quarter result from orders received in that quarter.  As of June 30, 2005, we had no backlog.

Manufacturing and Sources of Supply

The duplication of our software products is performed internally.  The printing of documentation is primarily outsourced to suppliers. Historically, we have purchased all of our data collection hardware devices from suppliers.  In July 2005, we began producing our own data collection hardware device.  The majority of the assembly of the printed circuit boards used in our data collection terminals is completed by approved suppliers.  All final assembly and testing of our data collection terminals is completed at our Scottsdale, Arizona facility.  Although most of the parts and components included within our products are available from multiple suppliers, certain parts and components are purchased from single suppliers.  We have chosen to source these items from single suppliers because we believe that the supplier chosen is able to consistently provide us with the highest quality product at a competitive price on a timely basis.  While to date we have been able to obtain adequate supplies of these parts and components, the inability to transition to alternate supply sources on a timely basis if required in the future, could result in delays or reductions in product shipments, which could have a material adverse effect on our business and operating results.

Product Development

Our product development efforts are focused on enhancing and increasing the performance of our existing products and developing new products. During fiscal 2005 and 2004, research and development expenses were $1,405,477 and $890,093, respectively.  The increase in research and development expenses in fiscal 2005 is attributable to increased payroll expense and contract labor expenses attributable to our new hardware device.  We intend to continue to commit resources to enhance and extend our product lines and develop interfaces to third party products and expect to fund such efforts out of cash flow from our operations and borrowings under our existing credit facilities.  Although we are continually seeking to further enhance our product offerings and to develop new products, there can be no assurance that these efforts will succeed, or that, if successful, such product enhancements or new products will achieve widespread market acceptance, or that our competitors will not develop and market products that are superior to our products or achieve greater market acceptance.  We also depend upon the reliability and viability of a variety of software development tools owned by third parties to develop our products. If these tools prove inadequate or are not properly supported, our ability to release competitive products in a timely manner could be adversely impacted.

Proprietary Rights

 We rely on a combination of trademarks, trade secret law and contracts to protect our proprietary technology.  We generally provide software products to end-users under non-exclusive shrink-wrap licenses or under signed licenses, both of which may be terminated by us if the end user breaches the terms of the license.  These licenses generally require that the software be used only internally subject to certain limitations, such as the number of employees, simultaneous users, computer model and serial number, features and/or terminals for which the end user has paid the required license fee.  We authorize our resellers to sublicense software products to end users under similar terms.  In certain circumstances, we also make master software licenses available to end users, which permit either a specified limited number of copies or an unlimited number of copies of the software to be made for internal use.  Some customers license software products under individually negotiated terms.  Despite the precautions we have taken to protect our proprietary technology, it may be possible to copy or otherwise obtain and use our products or technology without authorization.  In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries.

Competition

We provide time labor management and data collection solutions that enable businesses to optimize their labor resources.  The labor management industry is highly competitive.  Competition is increasing as businesses in related industries, such as human resources management, payroll processing and enterprise resource planning (“ERP”), enter the time and attendance market.  Advances in software development tools have accelerated the software development process and, therefore, enable competitors to penetrate our markets more readily.  We believe we have certain technological and other competitive advantages over a number of our competitors.  These advantages include our product features, our ability to customize our products quickly and our ability to introduce and implement new technologies quickly.  Although we believe these advantages exist today, maintaining them will require continued investment by us in research and development and marketing and sales initiatives.  There can be no assurance that we will have sufficient resources to make such investments or to achieve the technological advances necessary to maintain our competitive advantages.  Increased competition could adversely affect our operating results through price reductions and/or loss of market share.

We compete primarily on the basis of price/performance, quality, reliability and customer service.  In the time and attendance market, we compete against firms that sell automated time and attendance products to many industries, firms that focus on specific industries, and firms selling related products, such as payroll processing, human resources management, or ERP systems.  Many of our competitors may be able to adapt more quickly to new or emerging technologies or to devote greater resources to the promotion and sale of their products. Some of our competitors have significantly greater financial, technical and sales and marketing resources than we have, as well as more experience in delivering time and attendance solutions.  Our major competitor, Kronos Corporation, is substantially larger and has access to significantly greater financial resources than we do.  Competitive market conditions could have a material adverse effect on our business, financial condition and results of operations.

Employees

As of June 30, 2005, we employed 53 individuals.  None of our employees are represented by a union or other collective bargaining agreement, and we consider our relations with our employees to be good.  We have encountered competition for experienced technical personnel for product development, technical support and sales and expect such competition to continue in the future.  Any inability to attract and retain a sufficient number of qualified technical personnel could adversely affect our ability to produce, support and sell our products in a timely manner.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock is quoted on the OTC Bulletin Board.  The high and low bid prices of our common stock as reported for the periods presented, by fiscal quarter, (i.e., 1st Quarter = July 1 through September 30) were as follows.

	High	Low
FISCAL YEAR ENDED: June 30, 2003
First Quarter	$0.40	$0.17
Second Quarter	0.30	0.16
Third Quarter	0.23	0.15
Fourth Quarter	0.51	0.15

FISCAL YEAR ENDED: June 30, 2004
First Quarter	$1.00	$0.35
Second Quarter	1.50	0.77
Third Quarter	1.45	1.05
Fourth Quarter	1.20	0.85

FISCAL YEAR ENDED: June 30, 2005
First Quarter	$0.91	$0.51
Second Quarter	1.00	0.51
Third Quarter	1.00	0.55
Fourth Quarter	0.75	0.51

As of September 23, 2005, we had 160 shareholders of record of our common stock.  This does not reflect persons or entities that hold stock through various brokerage firms or depositories.

SELECTED AND SUMMARY CONSOLIDATED FINANCIAL DATA

The following selected and summary consolidated financial data should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations, our financial statements included in our Form l0-KSB for the fiscal year ended June 30, 2005, and the related notes included elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal years ended June 30, 2001, 2002, 2003 and 2004 are derived from our audited financial statements not included elsewhere in this prospectus.

	Fiscal Year Ended June 30, (1)
	2001	2002	2003	2004	2005
Statement of Operations Data:
Total Revenue	$4,077,736	$3,285,315	$4,256,854	$4,837,121	$6,082,238
Cost of Revenues	2,069,740	1,557,736	1,897,319	2,123,704	2,575,742
Gross Profit	2,007,996	1,727,579	2,359,535	2,713,417	3,506,496
Sales and Marketing Expenses	1,060,316	903,112	1,112,762	1,903,044	2,012,813

	Fiscal Year Ended June 30, (1)
	2001	2002	2003	2004	2005
Research and Development Expense	1,159,666	691,426	641,125	890,093	1,405,477
General and Administrative Expense	1,168,276	741,820	685,675	922,495	1,785,779
Loss from operations	1,463,342	608,779	80,027	1,002,215	1,697,573
Other Income and (Expenses)	(102,168)	(81,141)	(72,701)	(148,228)	(322,821)
Net Loss	$1,565,510	$655,852	$152,728	$1,150,443	2,020,394
Net loss per share, basic & diluted	$0.25	$0.09	$0.02	$0.09	$0.15
Weighted average share outstanding, basic & diluted	6,263,920	7,344,280	9,364,650	12,853,452	13,648,711
Balance Sheet Data:
Cash & Cash Equivalents	$177,586	$195,249	$245,795	$2,058,929	$1,361,717
Working Capital	(156,171)	17,505	50,060	2,020,628	851,916
Total Assets	1,139,618	1,175,722	1,180,270	4,187,059	4,292,486
Long-term Liabilities	487,865	733,555	597,505	2,337,345	2,210,592
Total Liabilities	1,619,032	1,748,788	1,612,082	4,065,826	4,946,011
Accumulated Deficit	6,014,863	6,670,715	6,823,443	7,973,886	9,994,280
Shareholders’ Equity (Deficit)	(479,414)	(573,066)	(431,812)	121,233	(653,525)

(1)                                  On March 28, 2001, the Company completed a merger with Time America, Inc. which was accounted for as a pooling of interests. Pursuant to the terms of the Merger Agreement, Time America Inc. merged with and into the Company’s wholly owned subsidiary, Vitrix Incorporated, with Vitrix Incorporated continuing as the surviving corporation. In connection with the acquisition, the Company’s shareholders approved a proposal effecting a 1-for-10 reverse stock split. The above selected and summary consolidated financial data for the fiscal years ended June 30, 2000 and 2001 are based on the assumption that the companies were combined for the full fiscal year.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the small business issuer according to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

LEGAL MATTERS

Certain legal matters have been passed upon for us by Squire, Sanders & Dempsey L.L.P., Phoenix, Arizona.

EXPERTS

Our consolidated financial statements included in our Annual Report on Form l0-KSB for the fiscal years ended June 30, 2004 and 2003 have been audited by Semple & Cooper LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INFORMATION WITH RESPECT TO THE REGISTRANT

This prospectus is being delivered with a copy of our Form l0-KSB for the fiscal year ended June 30, 2005.

PART II TO FORM S-2

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.                                              OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth our estimated costs and expenses in connection with the offering other than commissions and discounts, if any.

SEC Registration Fee	$221.12
Legal Fees and Expenses	$7,500.00
Accounting Fees and Expenses	$3,000.00
Printing and Engraving Expenses	$5,000.00
Miscellaneous	$5,000.00
Total	$20,721.12

ITEM 15.                                              INDEMNIFICATION OF DIRECTORS AND OFFICERS

Articles 11 and 12 of our Articles of Incorporation provide as follows:

1.                                       To the fullest extent permitted by the laws of the State of Nevada, as the same exist or may hereinafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, provided, however, that nothing contained herein shall eliminate or limit the liability of a director or officer of the Corporation to the extent provided by applicable laws(i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law or (ii) for authorizing the payment of dividends in violation of Nevada Revised Statutes Section 78.300. The limitation of liability provided herein shall continue after a director or officer has ceased to occupy such position as to acts or omissions occurring during such director’s or officer’s term or terms of office. No repeal, amendment or modification of this Article, whether direct or indirect, shall eliminate or reduce its effect with respect to any act or omission of a director or officer of the Corporation occurring prior to such repeal, amendment or modification.

2.                                       The Corporation shall indemnify, defend and hold harmless any person who incurs expenses, claims, damages or liability by reason of the fact that he or she is, or was, an officer, director, employee or agent of the Corporation, to the fullest extent allowed under Nevada law.

ITEM 16.                                              EXHIBITS

Exhibit Number	Description	Method of Filing

5.l	Opinion re: legality of the securities	*

10.1	Security Agreement, dated June 23, 2005, among Time America, Inc., a Nevada corporation, Time America, Inc., an Arizona corporation, and Laurus Master Fund, Ltd.	*

10.2	Secured Convertible Minimum Borrowing Note, dated June 23, 2005, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	*

10.3	Secured Revolving Note, dated June 23, 2005, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	*

10.4	Common Stock Purchase Warrant, dated June 23, 2005, issued to Laurus Master Fund, Ltd.	*

Exhibit Number	Description	Method of Filing

10.5	Registration Rights Agreement, dated June 23, 2005, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	*

10.6

Amended and Restated Subordination Agreement, dated June 23, 2005, among Time America, Inc., a Nevada corporation, Time America, Inc., an Arizona corporation, Laurus Master Fund, Ltd. and Joseph and Frances Simek

*

10.7	Amended and Restated Stock Pledge Agreement, dated June 23, 2005, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	*

10.8	Amendment, dated June 23, 2005, to Secured Convertible Term Note dated March 22, 2004, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	*

10.9	Grant of Security Interest in Patents and Trademarks, dated June 23, 2005, issued by Time America, Inc., a Nevada corporation, in favor of Laurus Master Fund, Ltd.	*

23.l	Consent of Independent Auditors	*

23.2	Consent of Squire, Sanders & Dempsey L.L.P.	Included in Exhibit 5.1

24	Powers of Attorney	Included in Signature Page

*  Previously filed.

††  Filed herewith.

ITEM 17.                                              UNDERTAKINGS

1.                                       The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement,

(a)                                  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(b)                                 To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; provided, however, that paragraphs (a) and (b) shall not apply if such information is contained in periodic reports filed by the registrant under Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference into this Registration Statement.

(c)                                  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.                                       The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.                                       The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

4.                                       The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report under Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.                                       The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished under and meeting the requirements of Rule l4a-3 or Rule l4c-3 under the Securities Exchange Act of 1934, as amended; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

6.                                       Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the undersigned registrant according the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona, on November 1, 2005.

TIME AMERICA, INC.

By:	/s/ THOMAS S. BEDNARIK
Thomas S. Bednarik,
President and Chief Executive Officer

By:	/s/ CRAIG J. SMITH
Craig J. Smith,
Chief Financial Officer
(Principal Financial and Accounting Officer)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Thomas S. Bednarik and Craig J. Smith, or each of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for such person and in his name, place and stead, in any and all capacities, in connection with the registrant’s registration statement on Form S-2 under the Securities Act of 1933, including to sign the registration statement in the name and on behalf of the registrant or on behalf of the undersigned as a director or officer of the registrant, and any and all amendments or supplements to the registration statement, including any and all stickers and post-effective amendments to the registration statement and to sign any and all additional registration statements relating to the same offering of securities as those that are covered by the registration statement that are filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, as amended, this Amendment to Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

President, Chief Executive Officer
/s/ THOMAS S. BEDNARIK	and Director (Principal Executive
Thomas S. Bednarik	Officer)	November 1, 2005

/s/ CRAIG J. SMITH	Chief Financial Officer (Principal
Craig J. Smith	Financial and Accounting Officer)	November 1, 2005

/s/ TODD P. BELFER
Todd P. Belfer	Chairman of the Board	November 1, 2005

/s/ LISE M. LAMBERT
Lise M. Lambert	Director	November 1, 2005

/s/ ROBERT W. ZIMMERMAN
Robert W. Zimmerman	Director	November 1, 2005

/s/ ROBER J. NOVAK
Robert J. Novak	Director	November 1, 2005

EXHIBIT INDEX

Exhibit Number	Description	Method of Filing

5.l	Opinion re: legality of the securities	*

10.1	Security Agreement, dated June 23, 2005, among Time America, Inc., a Nevada corporation, Time America, Inc., an Arizona corporation, and Laurus Master Fund, Ltd.	*

10.2	Secured Convertible Minimum Borrowing Note, dated June 23, 2005, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	*

10.3	Secured Revolving Note, dated June 23, 2005, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	*

10.4	Common Stock Purchase Warrant, dated June 23, 2005, issued to Laurus Master Fund, Ltd.	*

10.5	Registration Rights Agreement, dated June 23, 2005, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	*

10.6

Amended and Restated Subordination Agreement, dated June 23, 2005, among Time America, Inc., a Nevada corporation, Time America, Inc., an Arizona corporation, Laurus Master Fund, Ltd. and Joseph and Frances Simek

*

10.7	Amended and Restated Stock Pledge Agreement, dated June 23, 2005, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	*

10.8	Amendment, dated June 23, 2005, to Secured Convertible Term Note dated March 22, 2004, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	*

10.9	Grant of Security Interest in Patents and Trademarks, dated June 23, 2005, issued by Time America, Inc., a Nevada corporation, in favor of Laurus Master Fund, Ltd.	*

23.l	Consent of Independent Auditors	*

23.2	Consent of Squire, Sanders & Dempsey L.L.P.	Included in Exhibit 5.1

24	Powers of Attorney	Included in Signature Page

*  Previously filed.

††  Filed herewith.